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 IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS FORM 12b-25 IS BEING FILED
              IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                        COMMISSION FILE NUMBER: 33-76658

                                  (Check One):
   [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

         For Period Ended:    December 31, 1996

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________________

PART I --  REGISTRANT INFORMATION

                     Finet Holdings Corporation
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                     Full Name of Registrant

                     William & Clarrissa
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                     Former Name if Applicable

                     3021 Citrus Circle #150
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                     Address of Principal Executive Office (Street and Number)

                     Walnut Creek, CA 94598
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                     City, State and Zip Code

PART II --  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

        Registrant has had a series of events that have combined to cause a delay in filing its Form 10-K for the year ended December 31, 1996. These events include:

        1. The registrant was dormant through most of calendar 1996 and as a result has had no full time accounting personnel on staff. Furthermore, the registrant moved its administrative location during the fourth quarter of 1996 to a new location. The lack of accounting staff and difficulty in locating all the company accounting records after the move has delayed closure of the company accounting records.

        2. In December, 1996 the company raised an additional $3.50 million through a Reg S offering and then completed an acquisition of one company (Preference America Mortgage Network) and a reverse triangular merger with a second company (Monument Mortgage). The resources required to complete these activities severely limited our ability to deal with issues of year end accounting activity.

        3. Both of the companies acquired by the Registrant were on a fiscal year end of April 30th. Special "stub period" audits for the eight months ended at December 31, 1996 were required for these entities so that consolidated financial statements could be completed for the Registrant. The registrant's Certified Public Accountant was retained to complete the stub period audits in addition to the Registrant's audit for 1996. The additional procedures involved in any first year audit, combined with the short notice to complete the audit engagement and delays in closing the Registrant's accounting books for the reasons above, has prevented completion of the annual audit on a timely basis.

        4. The acquisition and merger transactions described above involved complex legal, accounting and tax issues. Registrant has found it difficult to obtain authoritative source information to ensure proper accounting treatment of these transactions. Informal calls to SEC staff have also failed to provide consistent, reliable direction as to the proper methodology to record these transactions. The Registrant intends to submit a formal request to the SEC for guidance on the accounting treatment of this transaction.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             William D. Evers                     415           391-4294
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                  (Name)                      (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Registrant was dormant much of 1996 while in the process of completing a voluntary recapitalization plan. As a result, operating losses in 1996 are expected to be less than half of the losses suffered in 1995. In addition, Total Stockholders Equity is expected to improve from a negative $1.5 million at the end of 1995 to a positive balance in excess of $500,000 at the end of 1996 as a result of additional capital raised during December, 1996. The difficulties described in part III above make it impossible to provide definitive qualitative amounts at this time.
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                           Finet Holdings Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 1997                      By   /s/ William D. Evers, Attorney